SCHLUETER & ASSOCIATES, P. C.
                       1050 Seventeenth Street, Suite 1750
                             Denver, Colorado 80265
                                 (303) 292-3883
                            Facsimile: (303) 296-8880
HENRY F. SCHLUETER
Also Admitted in Wyoming
                                  May 20, 2005

Via Facsimile, EDGAR and U.S. Mail
----------------------------------
Ms. Kristin Lochhead, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549


     Re: Bonso Electronics International Inc.

Dear Ms. Lochhead:

     We represent Bonso Electronics International Inc. ("Bonso" and "Company"). This letter is in response to your conversation with David Stefanski of Schlueter & Associates, P.C. on Wednesday, April 27, 2005 in which you requested that Bonso provide the supplemental analysis as requested in the Commission's letter dated March 15, 2005 ("Letter"), which relates to the Form 20-F for the fiscal year ended March 31, 2004, filed on August 13, 2004 with the United States Securities and Exchange Commission ("SEC"). This response is based upon information provided to us by Bonso's management in Hong Kong. The responses below have been numbered to correspond to the numbering used in the Letter.


7. In future filings please describe the nature of the subsidiaries that are included in the "Group." In particular, disclose whether your consolidated subsidiaries are wholly owned and whether you hold any subsidiaries that are not consolidated. In this regard, please tell us and disclose in future fillings whether your wholly owned subsidiary BIL consolidates their subsidiary BIL and Bonso Electronics. If not, please provide details of your accounting for these subsidiaries.

     Management believes that disclosures with respect to the requested matters have been made in note 1 to the Financial Statements and Item 4. in the Form 20-F.

     All the consolidated subsidiaries were wholly owned by Bonso except for Gram Precision Scales Inc. and its subsidiaries (i.e. Vector Distribution Systems Inc., Vector Europe Ltd. and Scale Works Inc.), in which Bonso owned 51% of the equity interest. Bonso does not hold any subsidiaries that are not consolidated. Further, Bonso's management confirms that Bonso Electronics Ltd. ("BEL") consolidated Bonso Investment Limited ("BIL") and Bonso Electronics (Shenzhen) Company Limited ("Bonso Electronics") for the purpose of preparing the Financial Statements.

Ms. Kristin Lochhead, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
May 20, 2005
Page 2


8. Your disclosure regarding revenue recognition is too vague. Expand future filings to describe your revenue recognition policy in greater detail. To the extent that policy differs among significant product lines (i.e. sensor-based versus wireless products), please make your disclosure product line specific. Details should be provided to the extent that policy differs among the various marketing venues used by the Company, (i.e. distributors and direct sales force.) Also, if the policies vary in different parts of the world those differences should be discussed. Provide details of discounts, return policies, customer acceptance, warranties, credits, rebates, and price protection or similar privileges and how these impact revenue recognition. Also provide a supplemental analysis that explains your revenue recognition practices and demonstrates that your policies are SAB 104 and SFAS 48 compliant.

     In the next filing, the revenue recognition policy will be revised as follows:

     "No revenue is recognized unless there is persuasive evidence of an arrangement, the price to the buyer is fixed or determinable, delivery has occurred and collectibility of the sales price is reasonably assured. Revenue is recognized when title and risk of loss transfers to the customer, which is generally when the product is shipped to the customer from our facility. Shipping costs billed to our customers are included within revenue. Associated costs are classified in cost of goods sold.

     The company provides to certain customers an additional two percent of certain products ordered in lieu of a warranty, which are recognized as cost of sales when these products are shipped to customers from our facility. In addition, certain products sold by the company are subject to a limited product quality warranty. The company accrues for estimated incurred but unidentified quality issues based upon historical activity and known quality issues if a loss is probable and can be reasonably estimated. The standard limited warranty period is one to three years. Quality returns, refunds, rebates and discounts are recorded net of sales at the time of sale and estimated based on past history. Historically, we have not experienced material differences between our estimated amounts of quality returns, refunds, rebates and discounts and the actual results. In all contracts, there is no price protection or similar privileges in relation to the sale of goods."

Ms. Kristin Lochhead, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
May 20, 2005
Page 3


     Bonso's management confirms that its revenue recognition policies do not differ among its significant product lines (i.e. sensor based versus wireless products) and among various marketing venues use by the Company (i.e. distributors and direct sales force), and do not vary in different parts of the world.

     The total amounts of quality returns, refunds, rebates and discounts granted to customers for the years ended March 31, 2002, 2003 and 2004 were US$620,000 , US$501,000 and US$472,000, respectively, which management considers insignificant to the Group for disclosure purpose.

     Bonso's management has advised that they understand that:

     o Bonso is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

     o Bonso may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or wish to discuss anything further, please do not hesitate to contact the undersigned.

                                            Very truly yours

                                            Schlueter & Associates, P.C.


                                            By /s/ Henry F. Schlueter
                                            -------------------------
                                            Henry F. Schlueter

     C: Bonso Electronics International Inc.